NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of PPLUS Class A 6.30% Callable Trust Certificates, Series RRD-1 (Issued by R.R. Donnelley & Sons Company) (the "Certificates") of Merrill Lynch Depositor, Inc. (the "Company") from listing and registration on the Exchange on November 29, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Certificates are no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Certificates are no longer suitable for listing pursuant to Section 802.01D of the Listed Company Manual since they ceased to represent anything other than a right to a redemption in kind in connection with termination of the trust. On November 3, 2022, the Exchange determined that the Certificates of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Certificates from listing and registration on the NYSE. The Company was notified by letter on November 3, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on November 3, 2022. Trading in the Certificates was immediately suspended on November 3, 2022. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Certificates, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such a request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.